


SEC MAIL
RECEIVED
PROCESSING
AUG 0 8 2006
WASH. D.C.
199
SECTION

Company Secretarial Department

Catherine Marshall
Company Secretarial Assistant

Direct Fax +44 (0) 20 7968 8755
Direct Line +44 (0) 20 7698 8627
e-mail cmarshall@angloamerican.co.uk

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
United States of America




06015883

1 August, 2006

SUPPL

Dear Sirs

Re: 12g3-2(b) Exemption for Anglo American plc
Exemption number 82 – 97

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public announcements on the following dates:

Director/PDMR Interests & other

- Butterfield Trust – 28 July 2006
- Block listing interim review, Anglo American plc – 24 July 2006

Press Releases

- Anglo Platinum Limited interim results – 31 July 2006
- De Beers interim results – 28 July 2006
- AngloGold Ashanti – interim results 27 July 2006

AA plc - Purchase of own shares to hold in treasury

- 26 July 2006
- 27 July 2006
- 28 July 2006
- 1 August 2006
- 2 August 2006

BEST AVAILABLE COPY

For and on behalf of Anglo American plc

Yours faithfully

C Marshall
Company Secretarial Assistant
Encs - 50 copies

K:\Min\Compsec\SEC\announce let to SEC.doc

BLOCK LISTING INTERIM REVIEW

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: The *FSA*

Date: 24 July 2006

Name of *applicant*: Anglo American plc

Name of scheme: Ordinary shares issued upon conversion of convertible loan stock

Period of return: From: 21 February 2006 To: 24 July 2006

Balance under scheme from previous return:	Nil
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:	47,029,414
Number of *securities* issued/allotted under scheme during period:	47,029,414
Balance under scheme not yet issued/allotted at end of period	Nil
Number and *class* of *securities* originally Listed and date of admission	47,029,414 ord shares of $0.50 each 28 February 2006
Total number of *securities* in issue at the end of the period	1,517,413,104 ord shares of $0.50 each

Name of contact:	C Marshall
Address of contact:	20 Carlton House Terrace, London SW1Y 5AN
Telephone number of contact:	020 7968 8627

SIGNED BY ____
Director/company secretary/suitably experienced *employee*/duly authorised officer, for and on behalf of

Name of *applicant* Anglo American plc

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

Anglo American plc

Purchases of shares in Anglo American plc

Anglo American plc announces that on 25 July 2006 the independent company referred to in the announcement of 23 March 2006 purchased 375,628 ordinary shares of Anglo American plc at prices between £21.43 and £21.82 per share.

Anglo American plc currently holds 23,813,015 ordinary shares in treasury, and has 1,517,838,485 ordinary shares in issue (excluding treasury shares) and the independent company holds 19,327,302 ordinary shares, representing 1.27 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

N Jordan
Company Secretary

26 July 2006

END.

Anglo American plc
(the "Company")

Applications have been made to the UK Listing Authority and the London Stock Exchange for 215,134 ordinary shares of US$0.50 each (the "Shares") to be admitted to the Official List and to be admitted to trading respectively. In addition, applications will be made to the Johannesburg, Swiss, Botswana and Namibian Stock Exchanges for the Shares to be listed. The Shares will rank *pari passu* with the existing issued ordinary shares of the Company.

The Shares are being allotted to satisfy conversion of 3.375% Convertible Bonds 2007.

Following the admission of these Shares the Company's issued share capital will be 1,517,838,485 Shares, excluding 23,813,015 Shares held in treasury.

N Jordan
Company Secretary

26 July 2006

END.

Anglo American plc

Purchases of shares in Anglo American plc

Anglo American plc announces that on 26 July 2006 the independent company referred to in the announcement of 23 March 2006 purchased 371,754 ordinary shares of Anglo American plc at prices between £21.30 and £21.69 per share.

Anglo American plc currently holds 23,813,015 ordinary shares in treasury, and has 1,517,838,485 ordinary shares in issue (excluding treasury shares) and the independent company holds 19,699,056 ordinary shares, representing 1.30 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

N Jordan
Company Secretary

27 July 2006

END.


ANGLO
AMERICAN


RECEIVED
AUG 0 8 2006
PROCESSING
SECTION
WASH., D.C.
199

News Release

27 July 2006

Anglo American plc notification:
AngloGold Ashanti results for the 6 months ended 30 June 2006

Anglo American wishes to draw attention to AngloGold Ashanti's announcement of their interim results for the six months ended 30 June 2006.

Anglo American will report underlying earnings in respect of AngloGold Ashanti of US$102 million for the six months ended 30 June 2006, which takes into account certain adjustments and reflects the change in ownership percentage on 20 April 2006.

AngloGold Ashanti Limited	$m
IFRS adjusted headline earnings	226
Exploration	15
Depreciation on assets fair valued on acquisition	(16)
Tax on depreciation of assets fair valued on acquisition	5
Minorities' share of profit during Subsidiary period up to 20 April 2006	(69)
Share of earnings not attributable to Anglo American plc's 41.8% shareholding from 20 April 2006	(59)
Contribution to Anglo American plc underlying earnings	**102**

Anglo American will report results for the six months ended 30 June 2006 on 4 August 2006.

The above figures are unaudited.

Underlying Earnings

Underlying Earnings is net profit attributable to equity shareholders, adjusted for the effect of special items and remeasurements, and any related tax and minority interests. Special items include those items of financial performance which the Group believes should be excluded from performance earnings, and principally relate to impairment and significant closure costs, exceptional legal provisions and profit or loss on disposals. Remeasurements include adjustments to ensure that the unrealised gains or losses on non-hedge derivative instruments are recorded in underlying earnings in the same period as the underlying transaction against which these instruments provide an economic, but not formally designated, hedge.

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 968 8888 Fax 44 (0)207 968 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

Anglo American plc

Purchases of shares in Anglo American plc

Anglo American plc announces that on 27 July 2006 the independent company referred to in the announcement of 23 March 2006 purchased 356,502 ordinary shares of Anglo American plc at prices between £21.67 and £22.19 per share.

Anglo American plc currently holds 23,813,015 ordinary shares in treasury, and has 1,517,838,485 ordinary shares in issue (excluding treasury shares) and the independent company holds 20,055,558 ordinary shares, representing 1.32 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Andy Hodges
Deputy Company Secretary

28 July 2006

END.

ANGLO AMERICAN plc (the "Company")

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 23,771,680 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
17 July 2006	6,992
18 July 2006	0
19 July 2006	0
20 July 2006	0
21 July 2006	0

The Company was advised of these transactions on 28 July 2006.

The following executive directors and PDMRs, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested but, save as explained in any footnotes below, were not connected with the transactions that took place on the abovementioned dates.

Directors	PDMRs
D A Hathorn	A E Redman
R Médori	R J King
S R Thompson	P M Baum
A J Trahar	R Havenstein
	R M Godsell
	R S Robertson
	P Smith
	J N Wallington

Nick Jordan
Secretary
28 July 2006

Anglo American plc

Purchases of shares in Anglo American plc

Anglo American plc announces that on 28 July 2006 the independent company referred to in the announcement of 23 March 2006 purchased 355,254 ordinary shares of Anglo American plc at prices between £21.84 and £22.70 per share.

Anglo American plc currently holds 23,813,015 ordinary shares in treasury, and has 1,517,838,485 ordinary shares in issue (excluding treasury shares) and the independent company holds 20,299,473 ordinary shares, representing 1.34 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Andy Hodges
Deputy Company Secretary

31 July 2006

END.



News Release

28 July 2006

De Beers Société Anonyme ("Dbsa") today reported underlying earnings for the six months ended 30 June 2006 of US$308 million.

Anglo American plc ("AA plc") arrives at its underlying earnings in respect of De Beers by accounting for the interests arising from the ordinary shares and the 10% preference shares it holds in DB Investments ("DBI").

AA plc will therefore report underlying earnings of US$164 million for the six months ended 30 June 2006 from its investment in DBI, as reconciled in the table below:

Reconciliation of underlying earnings for the six months ended 30 June 2006		
US$ million	**6 months ended 30.6.06**	**6 months ended 30.6.05**
• DBI underlying earnings (100%) [1]	308	357
• Adjustments [2]	9	4
• DBI underlying earnings – AA plc basis (100%)	317	361
• AA plc's 45% ordinary share interest	143	162
• Income from preference shares	21	26
• AA plc underlying earnings	164	188

[1] DBI underlying earnings is stated before costs of $45m in relation to the amended class action settlement agreement, and profits of $229m relating to the Ponahalo BEE transaction concluded in April 2006.

[2] Adjustments include the reclassification of the actuarial gains and losses booked to the income statement by Dbsa under the corridor mechanism of IAS19.

On 30 June 2006, Dbsa redeemed a further 25% of the preference shares originally in issue, taking the total redemption to 75% of the issue, and on that date AA plc received US$175 million, representing 25% of its original US$701 million preference share interest. AA plc now holds US$175 million of preference shares in Dbsa.

In the six months ended 30 June 2006, AA plc received a total of US$238 million in distributions from DBI. These comprised US$26 million dividends, being the second payment on preference shares for 2005 (US$17million) and an early dividend for 2006 on the redeemed preference shares (US$9million), and a share premium repayment of $212 million relating to the proceeds from the Black Economic Empowerment transaction. This transaction, which concluded on 18th April 2006, resulted in 26% of De Beers Consolidated Mines Limited being sold to Ponahalo Consortium for R3.7 billion.

In the six months ended 30 June 2005, AA plc received from DBI a US$90 million final dividend on ordinary shares relating to FY 2004, US$26 million dividends representing the second payment on preference shares for 2004, and US$9 million representing the first dividend for 2005 on the redeemed preference shares. In the second half of 2005, AA plc received a US$68 million interim dividend on

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 968 8888 Fax 44 (0)207 968 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

ordinary shares relating to FY 2005, a US$17 million interim dividend on preference shares, and a combined ordinary dividend and share premium repayment of $112m.

Underlying Earnings

Underlying Earnings is net profit attributable to equity shareholders, adjusted for the effect of special items and remeasurements, and any related tax and minority interests. Special items are those items of financial performance which are material by nature or amount and should therefore be separately presented. These principally relate to impairment and significant closure costs, exceptional legal provisions and profit or loss on disposals. Remeasurements include (i) adjustments to ensure that the unrealised gains or losses on non-hedge derivative instruments are recorded in underlying earnings in the same period as the underlying transaction against which these instruments provide an economic, but not formally designated, hedge and (ii) foreign currency gains and losses arising on the retranslation of dollar denominated De Beers preference shares held by a rand functional currency subsidiary of the Group.

The above figures are unaudited.

DE BEERS

A DIAMOND IS FOREVER

De Beers Société Anonyme
(Incorporated under the laws of Luxembourg)

Friday, 28 July 2006

INTERIM RESULTS
FOR THE SIX MONTHS ENDED 30 JUNE 2006

DIRECTORS' COMMENT

While demand for diamond jewellery in the consumer markets has remained robust, with estimated growth of three to four percent on the record levels of 2005, more difficult trading conditions exist in the market for rough diamonds. This results from the impact, on rough diamond demand, of higher interest rates, higher gold and platinum prices in the retail jewellery product, reduced margins across the distribution pipeline, and the increasing need to manage polished inventory levels.

In this environment, The Diamond Trading Company (DTC) has achieved sales in H1 2006 of US$3.25 billion, marginally above the same period in 2005. In line with revenues, EBITDA is up two percent to US$748 million, while net earnings, before the class action payment and the surplus on sale of a 26% interest in De Beers Consolidated Mines (DBCM) , are down one per cent, reflecting tighter margins and increased exploration spending. Cash flow from operating activities increased from US$158 million to US$353 million. Adjusting for the impact of currency and interest rate hedging transactions, underlying earnings, at US$308 million, are down 14 percent.

Financial Summary – H1 2006
US Dollar millions

	2006 6 months to 30 June	2005 6 months to 30 June	% Change
DTC Sales	3,252	3,220	+1
EBITDA	748	736	+2
Net Earnings before class action payment and surplus on sale of 26% interest in DBCM	336	339	-1
Underlying Earnings	308	357	-14
Cash available from operating activities	353	158	+123
Gearing	35.1%	28.7%	
Capital – expansion	394	90	+338

H1 2006 Operational Highlights

- On 18 April, a groundbreaking empowerment transaction was completed resulting in the sale of 26 percent of DBCM, the South African mining arm of De Beers, to Ponahalo, a broad-based, black economic empowerment consortium for R3.7 billion. This has resulted in a profit of US$229 million in the consolidated income statement. This transaction represents, in the most tangible way possible, De Beers' commitment to the concept of partnership in the countries in which it operates. It is an evolution of our longstanding partnerships with our other important stakeholder producers - Botswana, Namibia and Tanzania.

- On 23 May, De Beers signed a suite of agreements with the Government of Botswana covering the renewal of the Jwaneng mining licence, and the harmonisation of the Orapa, Letlhakane and Damtshaa licences, for a further 25 years, the sale of Debswana's production to the DTC for a further five years and the establishment, in partnership with government, of The Diamond Trading Company (DTC) Botswana which will carry out local sales and marketing activities.

- Overall production at Group mines in Botswana, Namibia, South Africa and Tanzania rose four percent to a record 24.7 million carats while continuing to improve on our record safety performance.

- Reflecting our recently embedded Purpose, Vision and Values, the De Beers Family of Companies, together with industry, governments and leading NGOs, remains committed to playing a leading role in ensuring that diamonds make a significant contribution to transforming the lives of people around the world, and particularly in Africa where they are fundamental to economic development.

Growth and Investment

- In Canada, the Snap Lake and Victor projects remain on track for commissioning, as planned, in Q4 2007 and Q4 2008 respectively. Project costs have increased, principally due to higher energy and material costs in the competitive Canadian environment, technological and construction challenges and the impact of the early closure of the winter road. De Beers remains excited by the potential of these projects, and the opportunities in Canada in general. The Board has approved a total expenditure of CAD$2 billion to bring these two projects into production on schedule.

- Two expansion projects have been approved in South Africa totalling R2.2 billion. South African Sea Areas (SASA), a marine mining project with an investment of R1 billion is on track for commissioning during the first quarter of 2008. Voorspoed mine, at R1.2 billion, has been approved by the board subject to the granting of the necessary mining licence.

- De Beers has significantly increased exploration in H1 2006, investing US$25 million more than in the corresponding period in 2005. This includes the use of state-of-the-art geophysics technology deployed on a Zeppelin in Botswana, and the re-establishment of full-scale programmes in Angola and the DRC, where we have access to some of the world's most diamond prospective ground.

- 2006 results from the De Beers joint venture with LVMH in the retail sector have been good, with sales well up on 2005 in total and on a like-for-like basis. New stores have been opened in Japan and Dubai and further expansion is planned in the US, UK, Japan and Taiwan.

Regulatory

- On 31 March, preliminary approval was granted by Honorable Judge Stanley Chesler of the US District Court for the State of New Jersey, on the settlement of all outstanding class action suits in the US for a total of US$295 million. This will now proceed through the required legal approval process which will not be completed until 2007.

- De Beers accepted the revised commitments from the European Commission on the future of the DTC's trading relationship with Alrosa, which will terminate at the end of 2008.

Outlook for H2 2006

In the short term, we expect rough diamond market conditions to remain challenging and constrain growth in second half DTC sales. On the back of increased DTC marketing expenditure and new marketing initiatives, expectations remain positive for consumer diamond jewellery sales in the second half. This consumer demand growth will, in the medium term, translate into increased demand for rough diamonds. This is particularly so given the strong H2 2005 comparables when, against historical trends, DTC sold as much in H2 as in H1. In respect of production, despite the closure of a number of South African mines, we expect full year production to be up in the low single digits in carats.

De Beers announces interim results as follows:

De Beers Société Anonyme
Consolidated Income Statement
for the half-year ended 30 June 2006
(Abridged)

US Dollar millions	6 Months to 30 June 2006	6 Months to 30 June 2005	12 Months to 31 December 2005
Diamond sales			
-DTC	3 252	3 220	6 539
-Other	188	265	513
Joint venture and other income	486	421	906
	3 926	3 906	7 958
Deduct:			
Cost of sales	2 924	2 914	5 906
Sorting and marketing	171	199	484
Exploration, research and development	126	106	242
Group services and corporate overheads (Note 1)	68	43	140
Net diamond account	637	644	1 186
Deduct:			
Net finance charges (Note 2)	60	56	101
Costs related to reorganisation and restructuring	13	12	19
Income before taxation	564	576	1 066
Taxation (Note 3)	224	228	283
Income after taxation	340	348	783
Attributable to outside shareholders in subsidiaries (Note 4)	24	3	1
Own earnings	316	345	782
Share of retained income of joint ventures	20	(6)	22
Net earnings before class action payment and surplus on the sale of 26% of DBCM	336	339	804
Surplus in respect of the sale of 26% of DBCM (Note 4)	229		
Payment in terms of class action settlement agreement (Note 6)	(45)		(250)
Net earnings	520	339	554
Underlying earnings reconciliation (Note 5)			
Net earnings before class action payment and surplus on the sale of 26% of DBCM	336	339	804
Adjusted for :			
Surplus on realisation of fixed assets less provisions	(5)	(3)	(14)
Mine impairment and retrenchment costs			48
Taxation and minority interests			(14)
(Gains)/losses on non hedge derivative financial instruments	(23)	21	16
Underlying earnings	308	357	840
EBITDA	748	736	1 893

Ordinary distributions in respect of:			
2004 – Final		200	200
2005 – Interim		150	150
– Final (including a partial repayment of share premium)			250
2006 – Repayment of share premium	473		
– Interim	150		

De Beers Société Anonyme

Consolidated Balance Sheet
30 June 2006

(Abridged)

US Dollar millions	30 June 2006	30 June 2005	31 December 2005
Ordinary shareholders' interests	3 515	3 663	3 597
Outside shareholders' interests	282	130	104
Total shareholders' interests	3 797	3 793	3 701
Net interest bearing debt (Notes 2 & 7)	2 482	1 842	2 362
Other liabilities	1 431	1 490	1 729
	7 710	7 125	7 792
Fixed assets	5 928	5 196	5 790
Investments and loans	89	76	66
Diamond inventory and other assets	1 693	1 853	1 936
	7 710	7 125	7 792
Exchange rates US$ = Rand			
- average	6.14	6.17	6.39
- period end	6.82	6.87	6.36

Cash flow information

for the half-year ended 30 June 2006

	30 June 2006	30 June 2005	31 December 2005
Cash available from operating activities	353	158	473
Investing activities			
Fixed assets – stay-in-business	97	115	248
– expansion	394	90	370
Investments	(484)	(1)	21
	7	204	639
Financing activities			
Preference share capital redeemed	214	214	214
Share premium redeemed	473		
(Increase) decrease in debt	(443)	(276)	(645)
Ordinary distributions		200	600
	244	138	169

De Beers Société Anonyme

30 June 2006

Notes and Comments

1. *The incorporation of De Beers Group Services in 2005 has led to improved cost accountability, resulting in certain costs being identified as group service costs which were previously included in cost of sales and sorting and marketing.*

2. *Preference share capital is included in net interest bearing debt. Preference dividends, amounting to US$21 million (2005 : US$32 million) are included in finance charges.*

   On 30 June 2006, the Company took advantage, for the third time, of an early redemption clause attaching to its 10 per cent preference shares in issue and redeemed the maximum permissible amount of US$214 million, or 25 per cent of the total originally in issue.

3. *At the end of December 2005, following the approval of the Victor Project, the accumulated tax losses associated with the project were accounted for as a deferred tax asset, reducing the tax charge for that year by US$148 million.*

4. *De Beers concluded a broad based Black Economic Empowerment (BEE) transaction on 18 April which resulted in 26 percent of De Beers Consolidated Mines Limited being sold to the Ponahalo Consortium for R3.7 billion. This has resulted in a profit of US$229 million in the consolidated income statement. As a result of the sale transaction, US$473 million has been returned to shareholders through a repayment of capital. The sale process involved, inter alia, the arrangement of incremental financing of US$640 million in revolving and term facilities and facilitation by De Beers in the form of guarantees amounting to approximately US$130 million.*

   With effect from 18 April, Ponahalo's share of DBCM's earnings has been included in income attributable to outside shareholders in subsidiaries in the income statement. The impact of the BEE transaction on underlying earnings for the period and on net asset value is not material.

5. *In previous reporting periods Headline Earnings were reported as a primary indicator of performance. In line with accepted practice, De Beers believes that the presentation of Underlying Earnings provides a better indicative measure of underlying performance principally through the exclusion from earnings of significant non operating items and unrealised profits or losses which arise due to the valuation impact of financial market volatility.*

   Underlying earnings comprises net earnings attributable to shareholders adjusted for the effect of any special items and remeasurements, less any tax and minority interests. Special items include closure costs, exceptional legal provisions and profits and losses on disposals of assets. Remeasurements include adjustments to ensure that the unrealised gains and losses on non hedge derivative instruments are recorded in underlying earnings in the same period as the underlying transaction against which these instruments provide an economic, but not formally designated, hedge.

6. *In terms of an amended class action settlement agreement dated 17 March 2006, a further US$45 million was paid into escrow on 28 April 2006 pending conclusion of the settlement process attaching thereto.*

7. *Cash has been offset against interest bearing debt.*

Contacts:

De Beers London:
Lynette Hori +44 20 7430 3509/+44 7740 393260

De Beers South Africa
Nicola Wilson +27 11 374 7399/+27 83 299 5552

*Visit the official De Beers group website for more information on the Company and where you can view and download a selection of images - **www.debeersgroup.com**.*



News Release

31 July 2006

Anglo American plc notification:
Anglo Platinum interim results 2006

Anglo American wishes to draw attention to Anglo Platinum's announcement of their interim results for the period ended 30 June 2006.

Anglo American will report underlying earnings in respect of Platinum of US$492 million for the period ended 30 June 2006, which takes into account certain adjustments.

Anglo Platinum Limited	**$m**
IFRS headline earnings (US dollar equivalent of published)	715
Exploration	15
Exchange rate difference	(19)
Other adjustments	(6)
	705
Minority interest	(182)
Depreciation on assets fair valued on acquisition (net of tax)	(31)
Contribution to Anglo American plc underlying earnings	**492**

Anglo American will report interim results for the period ended 30 June 2006 on 4 August 2006.

The above figures are unaudited.

Underlying Earnings

Underlying Earnings is net profit attributable to equity shareholders, adjusted for the effect of special items and remeasurements, and any related tax and minority interests. Special items include those items of financial performance which the Group believes should be excluded from underlying financial performance, and principally relate to impairment and significant closure costs, exceptional legal provisions and profit or loss on disposals. Remeasurements include adjustments to ensure that the unrealised gains or losses on non-hedge derivative instruments are recorded in underlying earnings in the same period as the underlying transaction against which these instruments provide an economic, but not formally designated, hedge.

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 968 8888 Fax 44 (0)207 968 8500 corpcrate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

Anglo American plc

Purchases of shares in Anglo American plc

Anglo American plc announces that on 31 July 2006 the independent company referred to in the announcement of 23 March 2006 purchased 266,342 ordinary shares of Anglo American plc at prices between £22.16 and £22.55 per share.

Anglo American plc currently holds 23,813,015 ordinary shares in treasury, and has 1,517,838,485 ordinary shares in issue (excluding treasury shares) and the independent company holds 20,565,815 ordinary shares, representing 1.35 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Andy Hodges
Deputy Company Secretary

1 August 2006

END.

Anglo American plc

Purchases of shares in Anglo American plc

Anglo American plc announces that on 1 August 2006 the independent company referred to in the announcement of 23 March 2006 purchased 348,129 ordinary shares of Anglo American plc at prices between £22.07 and £22.30 per share.

Anglo American plc currently holds 23,813,015 ordinary shares in treasury, and has 1,517,838,485 ordinary shares in issue (excluding treasury shares) and the independent company holds 20,913,944 ordinary shares, representing 1.38 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Andy Hodges
Deputy Company Secretary

2 August 2006

END.